WINHA International Group Limited

5 Xingzhong Avenue, Suite 918

Shiqi District, Zhongshan

November 8, 2013

Via EDGAR

Jennifer López

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	WINHA International Group Limited

Registration Statement on Form S-1

Filed September 9, 2013

File No. 333-191063

Dear Ms. López:

We hereby submit the responses of WINHA International Group Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated October 4, 2013, to Chung Yan Winnie Lam of the Company in regard to the above-referenced Registration Statement on Form S-1 filed on September 9, 2013 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 1 to the Form S-1 (“Amendment No. 1”), filed with the Securities and Exchange Commission on November 8, 2013. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We did not engage, and did not authorize anyone on our behalf to engage, in written communications, as defined in Rule 405 under the Securities Act. Also, we are not aware of any research report about us that are published or distributed by any broker or dealer that is participating or will participate in our offering.

2.	Please provide dollar equivalent amounts for the amounts listed in renminbi throughout your disclosure.

Response: We have revised to provide dollar equivalent amounts for the amounts listed in renminbi throughout our disclosure.

3.	Please provide independent supplemental materials, with appropriate markings and page references, supporting statements you make regarding your industry. For example, we note your disclosure on page 5 about the demand for specialty products. Where these statements are not supportable with independent third party data, please tell us the basis of your belief.

Response: We have revised to clarify that our disclosure on page 5 about the demand for specialty products is based on our management’s observation and analysis of the industry.

4.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: We recognize that the Staff needs adequate time to review the exhibits. We will file all of our exhibits as soon as possible.

5.	Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have nominal operations and nominal non-cash assets. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. In addition, if you are a shell company, please identify the selling security holders as underwriters and provide that they must sell the securities offering pursuant to the registration statement at a fixed price for the duration of the offering.

Response: We do not consider ourselves a shell company because we have engaged in and plan to continue to engage in substantial operations to implement our business plan.

We recognize that we have had a limited operation history since inception. However, we have engaged and plan to continue to engage, in the following operational activities:

1.	Developed Physical Franchise Stores. We have developed a total of 6 physical franchise stores and are under contract with prospective franchisees to open 12 additional stores. Until we become compliant with the PRC laws and regulation of commercial franchise, we do not plan to develop any additional franchise stores.

2.	Launched Online Store. We have launched our online store at www.winha.com. We do not plan to actively promote our website before January 2014, but intend to launch targeted marketing thereafter.

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3.

Unveiled Mobile Store. Our mobile store became live at the end of August 2013. We are currently conducting a series of tests on the mobile store in interfacing with WeChat and smart phones. Beginning January 2014, we plan to actively promote our mobile store by engaging third-party platform marketing, instant message marketing, and email marketing during the next twelve months.

4.	Programmed Set-Top Box Store. We have worked with a third-party developer and completed programing our store of local specialty products into set-top boxes. We have also begun to introduce the set-top box store to Guangdong market. We plan to make our set-top boxes available for purchase at our franchise stores.

5.

Opening up Self-Operated Stores. We are establishing two or more self-operated storefronts and will attempt to carry out record-filing with MOFCOM or its local counterparts after our self-operated storefronts operate for one year. We are looking for appropriate premises for our self-operated stores currently and will establish at least two self-operated storefronts by the end of this year. It is roughly estimated that we could satisfy the requirements under PRC laws and regulations related to commercial franchising within the first quarter of 2015. We intend to generate revenues from your website, mobile store and set-top boxes prior to the opening of self-operated franchise stores.

6.	Building Non-Franchisee Supplier Network. We recently modified our supplier network by adding a non-franchisee supplier chain. We have established supply relationships with over 50 direct suppliers across 15 provinces. We intend to add about 300 non-franchisee suppliers in the next twelve months.

7.	Developing of an intelligent logistic system. We have started developing a logistics system that integrates delivery and inventory control systems and expect to complete this system within the next 12 months. Under this system, a sales order will automatically be filled and delivered from a most cost-effective location, whether it is a franchise store or the Company’s headquarter.

The above summarizes our main operations since inception. The majority of our past, current and near-term activities are in the nature of preparations for revenue generation. This is decided by the development stage that the Company is in. The outlined operational activities, while costly and time-consuming, are substantial and required before the Company may begin to generate sustainable revenue. In addition, given to the nature of our franchising and e-commerce business, cash is an adequate assets and in fact the most critical assets for our Company at this development stage. For the foregoing reasons, we do not consider ourselves a shell company.

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Prospectus Cover Page

6.	Please disclose on the prospectus cover page that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

Response: We have revised to disclose on the prospectus cover page that our auditor has expressed substantial doubt as to our ability to continue as a going concern.

7.	We note that there is currently no public market for your common stock. As a result, until a public market emerges for your common stock, the selling security holders can offer your common stock for resale only either at a fixed price or within a bona fide price range. Accordingly, subject to any fixed price obligations that would apply if you are a shell company, please revise your disclosure on the prospectus cover page, in the plan of distribution and elsewhere in the prospectus as necessary to provide that the selling security holders will offer and sale your common stock at a fixed price or within a bona fide price range until a public market emerges for your common stock and, thereafter, at prevailing market prices. Please refer to Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 503(b)(3) of Regulation S-K.

Response: We have revised to disclose on the prospectus cover page, in the plan of distribution and elsewhere in the prospectus as necessary to provide that the selling security holders will offer and sell our common stock within a bona fide price range of up to $1.50 per share until a public market emerges for our common stock and, thereafter, at prevailing market prices.

Prospectus Summary, page 1

8.	Please add a brief description of your franchise activities and address any regulatory approvals required in connection therewith.

Response: We have added on page 5 a brief description of our franchise activities and addressed the regulatory requirements in connection therewith.

9.	Please include a statement concerning the enforceability of civil liabilities against foreign persons.

Response: We have included on page 5 a statement concerning the enforceability of civil liabilities against foreign persons.

10.	We note your disclosure under the subsection “growth strategies” on page 5 that there is “uniformity of the products” available in your stores and those available in your virtual stores. Please tell us how you plan to ensure uniformity of the products sold by your franchises. In this regard, it appears that the franchises will have discretion in inventory selection for the physical franchise stores and online stores. For example, we note your disclosure on page 9 that “[you] provide franchise owners with discretion to choose the type of products to be sold in their local stores and on [your] website.”

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Response: We referenced uniformity between products available in physical stores and products available in virtual stores when a franchisee is the sole supplier for specialty products in a given area. However, because we have begun to develop non-franchisee suppliers and offer products from these non-franchisee suppliers in our virtual stores, uniformity no longer exists between product selection in physical stores and virtual stores. We have accordingly clarified and updated our disclosures in this regard.

11.	Since investors will be investing in a company that does not directly own its business operations in China, please make this clear in the prospectus summary under “Our Business Model.” It must be clear that the business you are describing is not a business owned directly by the registrant but is the business of your variable interest entity. In addition, please add to this section the corporate structure diagram on page 27.

Response: We have revised to clarify that we do not directly own our business operations in China and that the business we are describing is not a business owned directly by the registrant but is the business of our variable interest entity. In addition, we have also added to this section the corporate structure diagram.

Risk Factors, page 6

12.	Please disclose the risks, if any, related to compliance with PRC laws and regulations that govern foreign investment in online commerce.

Response: We have revised to disclose on page 16 the risks related to compliance with PRC laws and regulations that govern foreign investment in online commerce and to include on page 36 a description of the relevant regulations.

The report of our independent registered public accounting firm, page 6

13.	Please revise your disclosure to include an estimate as to how long your company can continue as a going concern without obtaining additional working capital. Please also discuss this estimate in your “Management’s Discussion and Analysis” section.

Response: We have revised to include an estimate as to how long our company can continue as a going concern without obtaining additional working capital. We have also discussed this estimate in our “Management’s Discussion and Analysis” section.

Our business model is novel and is therefore unproven, page 6

14.	Please tell us why you believe your business model is novel and, as necessary, please revise this risk factor to ensure consistency throughout your filing. In this regard, we note your disclosure that “[you] specialize in a growing niche market of selling local specialty goods through a multi-channel shopping platform,” that several major e-commerce websites “offer products similar to what [you] intend to specialize in” on page 5 and that “there are currently many general online shopping websites both in China and worldwide that sell local products” on page 9.

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Response: We believe that our business model is novel in that we are the first one to incorporate specialty goods retails, physical stores and virtual stores in one business model. Our business model combines local specialty goods retail with a shopping platform that utilizes both physical stores and virtual stores and integrates traditional physical stores into the supply chain of the virtual stores.

We may encounter substantial competition in our business, page 7

15.	Please expand your risk disclosure to discuss your current competition. In this regard, we note your disclosure on page 32 regarding other major e-commerce platforms.

Response: We have expanded our risk disclosure to discuss our current competition.

Our success depends, in part, on franchisees’ participation in brand strategies, page 9

16.	Please expand this risk factor to address your branding strategy, making conforming revisions as necessary to your business section, and explain the risks to your business that flow from this strategy.

Response: We have expanded our risk disclosure to address our branding strategy and explain the risks to our business that flow from this strategy. We have also made conforming revision on pages 29 as necessary to our business section.

Governmental control of currency conversion may affect the value of your investment, page 14

17.	Please expand your risk factor and, if material, provide disclosure in your “Liquidity and Capital Resources” and the notes to your financial statement to clearly describe the restrictions on your ability to use revenues generated from your subsidiaries in the PRC and outside of the PRC. For example, please disclose whether revenues generated in the PRC can be used (either with or without regulatory approval) to pay dividends to shareholders outside of the PRC or, in the event of a liquidation by either Shenzhen WINHA Information Technology Company or Zhongshan WINHA Electronic Commerce Company Limited (the VIE), whether the proceeds of the liquidation of assets could be used outside of the PRC or be given to investors who are not PRC nationals.

Response: We have expanded our risk factor to describe the restrictions on our ability to use revenues generated from our subsidiaries in the PRC and outside of the PRC. We clarified that revenues generated in the PRC can be used without regulatory approval to pay dividends to shareholders outside of the PRC as long as we comply with certain procedural requirements. We also clarified that we can pay proceeds of the liquidation of assets in foreign currencies without the prior approval from SAFE.

We have also added relevant disclosure in our “Liquidity and Capital Resources” and the notes to our financial statement.

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We control Zhongshan WINHA through contractual arrangements, page 15

18.	Please expand this risk factor to address the term and termination provisions of your contractual arrangements. Please make similar revisions under the heading “Corporate Structure” on page 27 to the extent not currently disclosed.

Response: We have expanded our risk factor to address the term and termination provisions of our contractual arrangements. We have also added relevant disclosure under the heading “Our Corporate History and Structure”.

19.	Please elaborate on any challenges you reasonably anticipate you would encounter in enforcing your contractual obligations, including why your legal remedies may not be effective. Also, please elaborate on any material uncertainties in the PRC legal system that may impede enforcement of your contracts.

Response: We have expanded our discussion of the challenges that we reasonably anticipate we would encounter in enforcing our contractual obligations, including why our legal remedies may not be effective. We have also described the material uncertainties in the PRC legal system that may impede enforcement of our contracts.

20.	We note your disclosure on page 27 that you have entered into equity pledge agreements. Please clarify whether these equity pledge agreements are required to be registered with your local SAIC, and please revise this risk factor accordingly.

Response: We have revised on page 15 and page 26 to clarify that the equity pledge agreement is required to be registered with the relevant local branch of the SAIC and we have completed such registration.

21.	Please expand your discussion to describe what would happen in the event you are unable to enforce your contractual arrangements and are unable to exert effective control over your affiliated entities, including a discussion of the negative consequence to your business and potential effect on shareholders.

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PRC laws and regulations governing [y]our business and the validity of certain of [y]our contractual agreements are uncertain, page 15

Response: We have expanded our discussion to describe what would happen in the event we are unable to enforce our contractual arrangements and are unable to exert effective control over our affiliated entities, including a discussion of the negative consequence to our business and potential effect on shareholders.

22.	Please revise this risk factor to distinguish between the uncertainty related to whether the PRC may enforce existing laws with the uncertainty as to whether you are currently in compliance.

Response: We have revised this risk factor to distinguish between the uncertainty related to whether the PRC may enforce existing laws with the uncertainty as to whether we are currently in compliance.

According to PRC laws and regulations regarding commercial franchising, page 17

23.	Please describe the expected timeline for the completion of the requirements under PRC laws and regulations related to commercial franchising and the current status of these efforts. In this regard, we note your disclosure that “[you] are arranging to establish two or more self-operated stores and attempt to carry out record-filing with MOFCOM or its local counterparts.”

Please further describe what would happen to your business if you do not meet the requirements established by PRC laws and are subject to the penalties described in your risk factor. For example, quantify the fines or penalties you may be subject to. Please make conforming revisions, as necessary, in the business (page 34) and management discussion and analysis (page 37) sections of the prospectus.

Response: We have described the expected timeline for the completion of the requirements under PRC laws and regulations related to commercial franchising and the current status of these efforts. We have further described what would happen to our business if we do not meet the requirements established by PRC laws and are subject to the penalties described in our risk factor, and have made conforming revisions throughout the prospectus.

We may be required to obtain prior approvals under the M&A rules, page 17

24.	We note from your discussion of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises that you believe you are not required to submit an application to the CSRC for approval of this offering. However, you further state that interpretation and application of the regulations remain unclear. Please ensure that your risk factor disclosures include a materially complete discussion of the potential consequences to the company should the CSRC or other regulatory agencies interpret these regulations differently. In this regard, we note that you may be at risk of fines or penalties or the repatriation of the proceeds from this offering into China may be delayed or restricted. Please quantify the fines or penalties you may be subject to if the CSRC or another PRC regulatory body subsequently determines that you need to obtain the CSRC’s approval for this offering.

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Response: We are not able to quantify the fines or penalties for the reasons set forth below. We have revised to clarify to this effect.

As of the date, CSRC or other regulatory agencies have not issued any specific rules that are publicly available to further specify the scope and applicability of the M&A Rules to offshore special purpose vehicles. The M&A Rules does not specifically provide any range of fines or penalties on any violation, however, CSRC or other regulatory agencies may interpret the M&A Rules and other related laws and regulations differently from our understanding for policy purpose, or promulgate new rules to provide specific fines or penalties applied to our case, which we cannot foresee. In practice, to impose fines is one type of the widely used administrative penalties regulated in laws and regulations in China.

Our reporting obligations under the Exchange Act . . ., page 20

25. Please expand this risk factor to address reporting obligations pursuant to Section 15(d) of the Exchange Act.

Response: We have expanded this risk factor to address reporting obligations pursuant to Section 15(d) of the Exchange Act.

Selling Shareholders, page 22

26.	We note that Albeck Financial Services, Inc. and Alta Capital Partners, Inc. are each offering for resale 499,895 shares that they received on September 9, 2013 in exchange for non-specified consulting services. Please provide us with your analysis under Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website, as to whether the transactions by Albeck and Alta should be characterized as an indirect primary offering on behalf of your company. In this regard, we further note that there is currently no liquid trading market for your securities and the chief executive officer of Alta is a registered representative of a broker- dealer. Please provide a detailed response, and please note that we may have additional comments based on your response.

Response: Albeck and Alta are not holding or offering the shares on our behalf as underwriters. Albeck and Alta received the shares, as partial compensation, for their financial consulting services provided to the Company. Pursuant to our agreements with Albeck and Alta, upon filing the registration statement on Form S-1, each firm received 1% of the then outstanding common stock of the Company on a fully-diluted basis, and upon obtaining FINRA’s approval to become quoted on the OTC Bulletin Board, each firm shall receive an additional 0.5% of the then outstanding common stock of the Company on a fully-diluted basis. Whereas the Company agreed to register the first tranche of shares on the registration statement on Form S-1, the Company has not agreed and does not expect to register the second tranche of shares on this registration statement.

As consideration for the shares granted, the two firms have provided and will continue to provide the following financial consulting services to the Company:

1.	Advice in developing a strategy to go public in the United States in a timely, efficient manner, and update the strategy periodically as circumstances arises.

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2.	Assistance in selecting, evaluating, and engaging a pre-auditor, a U.S. auditor, a Chinese law firm, a U.S. law firm, an investor relations firm, a transfer agent, and other relevant third party professionals.

3.	Assistance in advancing the going public process, managing the efforts of third party professionals, and addressing critical issues as they develop.

4.	Assistance in analyzing and evaluating the business, operational, and financial position of the Company, identifying potential risks and key strengths.

5.	Assistance in preparing disclosures describing the Company and its industry, industry position, competitive advantages, growth strategy, operations, risk factors, historical performance, and future prospects.

6.	Advice in structuring financial and technical terms of the going public process, such as the Company’s capital structure.

7.	Advice on communications with regulating authorities, such as the SEC, FINRA, and the stock exchange.

8.	Assistance in developing a management presentation, rehearsing the presentation and preparing response to anticipated questions.

9.	Advice on the communication strategy with the Company’s shareholders and other critical matters related to being a public company.

As described above, Albeck and Alta received the shares as compensations. They are offering the shares for their own account. We did not receive any consideration from the two firms for the shares issued other than their financial consulting services and will not receive any proceeds when the shares being offered are sold. Albeck and Alta are not acting as conduits for the Company.

We recognize that Alta’s Chief Executive Officer is a registered representative of a broker-dealer. However, this individual is not acting in that capacity in Alta’s transaction with our Company.

Based on the above, we consider that the transactions by Albeck and Alta should be characterized as a secondary offering rather an indirect primary offering on behalf of our Company.

Description of Business, page 26

Our Corporate History and Structure, page 26

27.	Please expand your discussion to describe the material terms of the contractual arrangements described in this section, including the duration of these arrangements and any provisions related to termination. Please also disclose if true that, if your VIE and its shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control and if you are unable to maintain effective control, you may not be able to continue to consolidate the VIEs’ financial results with your financial results.

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Response: We have expanded our discussion on page 26 and 27 to describe the material terms of the contractual arrangements described in this section, including the duration of these arrangements and any provisions related to termination. We have also disclosed that if our VIE and its shareholders fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control. We also discussed that if we are unable to maintain control of Zhongshan WINHA, we may not be able to continue to consolidate the VIEs’ financial results with our financial results.

28.	Please disclose whether the loan agreements executed on August 1, 2013 have been registered with the State Administration of Foreign Exchange. In this regard, we note your disclosure on page 14 that loans by you to your subsidiary in China “must be registered with SAFE.”

Response: According to the Interim Provisions on the Statistics and Monitoring of Foreign Debt promulgated by SAFE in August, 1987, where a domestic enterprise borrows foreign currency debt from an offshore enterprise, the related loan contract has to be registered with SAFE upon execution. Therefore, in the event that Shenzhen WINHA or Zhongshan WINHA borrows foreign currency debt from us, the related loan contract shall be registered with SAFE upon execution. However, the loan agreements executed on August 1, 2013 provides that Shenzhen WINHA extends a loan to each shareholder of Zhongshan WINHA, which is not subject to the above regulation. Therefore, these loan agreements do not need to be registered with SAFE.

29.	Please disclose that as a holding company your ability to pay dividends depends upon dividends paid to you by your wholly owned subsidiaries and discuss the significant restrictions on the payment of dividends imposed under PRC law. In addition, please disclose the circumstances under which the reserve funds of your subsidiaries and consolidated affiliated entities are distributable as cash dividends to you.

Response: We have disclosed on page 27 that as a holding company our ability to pay dividends depends upon dividends paid to us by our wholly owned subsidiaries. We have also discussed on page 27 the significant restrictions on the payment of dividends imposed under PRC law. We also disclosed that these reserve funds of our subsidiaries and consolidated affiliated entities are not distributable as cash dividends to us according to PRC laws and regulations.

30.	Please revise to explain how, through the contractual arrangements, you receive economic benefits generated from the VIE and clarify that this does not mean that you actually receive all of the VIE’s revenues, to the extent there are any.

Response: We have revised on page 27 to explain how, through the contractual arrangements, we receive economic benefits generated from the VIE and clarify that this does not mean that we actually receive all of the VIE’s revenues.

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Corporate Structure, page 27

31.	Please revise your organizational chart to reflect the correct ownership of your company. In this regard, we note your disclosure in the Security Ownership table on page 41 that PILOT International Company Limited owns 97.72% of your company and the selling shareholders own the remaining 2.28%. However, the organizational chart on page 27 discloses that Pilot International owns 100% of your company. In addition, in the chart please label the registrant and identify the entities that are “on-shore” in the People’s Republic of China. Finally, please tell us what consideration you have given to recognizing your franchise arrangements, on an aggregated basis, in the chart.

Response: We have revised our organizational chart to reflect the correct ownership of our company, label the registrant and identify the entities that are “on-shore” in China, and recognize our franchise arrangements, on an aggregated basis, in the chart.

32.	We note your disclosure that you operate the retailing of local specialty products through your VIE. To the extent that there are any, please briefly describe any material business operations conducted by the other entities included in the organizational chart.

Response: We do not have any material business operations conducted by the other entities included in the organizational chart.

Our Business Model, page 28

33.	Please revise your disclosure to clarify how you obtained rights to use Tencent’s application “WeChat Mall” to build your application (e.g., pursuant to a license agreement) and please tell us what consideration you have given to filing any agreement or understanding in respect of the same as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have revised our disclosure to clarity that we worked with a third-party developer, Guangzhou Tiangao Software Technology Co., Ltd., in creating consents for the mobile store, and obtained a public account with WeChat so that our mobile store can be searched and “friended” by the public at large. We do not believe that we are required to file our agreement as an exhibit to our registration statement under Item 601(b)(10) of Regulation S-K, because the Guangzhou Tiangao agreement is made in the ordinary course of our business and it does not fall within any of the categories described by Item 601(b)(10)(ii)(A), (B), (C) or (D) or Item 601(b)(10)(iii).

34.	Please disclose your business rationale for allocating all of the gross profit margin for physical franchise store sales to the franchisees.

Response: Our franchise stores function as one of our supply chains and a channel to promote our virtual stores to customers and brand our Company. Our revenue comes from the sales made at our virtual stores, including our online store, mobile store and set-top box store.

35.	Please expand your disclosure to describe in detail your current and proposed franchise operations and provide the number of physical franchise stores currently in operation. In this regard, we note your disclosure on page 36 that you plan to further expand your franchise store platform to three additional provinces.

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Response: We have expanded our disclosure on page 29 to describe in detail our current and proposed franchise operations and provide the number of physical franchise stores currently in operation.

Management’s Discussion and Analysis, page 36

36.	Please include a discussion of the risks and uncertainties associated with your involvement in Zhongshan WINHA and the VIE structure and the potential impact of those risks, including the potential for deconsolidation of Zhongshan WINHA.

Response: We have included a discussion of the risks and uncertainties associated with our involvement in Zhongshan WINHA and the VIE structure and the potential impact of those risks, including the potential for deconsolidation of Zhongshan WINHA.

37.	Please provide the percentage of revenues derived from your VIE, as well as your expectations for the future contributions of your VIE to your revenues (e.g., substantially all your revenues).

Response: We have provided on page 26 and page 39 the percentage of revenues derived from our VIE, as well as our expectations for the future contributions of our VIE to our revenues.

38.	We note your discussion of the impact of various government regulations on your business in the risk factors section as well as your Government Regulation section. Please provide a description of material effects of government regulations on your business and the effects such policies could have on your future operations. In this regard, we also note your disclosure on page 38 related to the franchisor prerequisites required by MOFCOM. However, you do not discuss the effect of these regulations on your company.

Response: We have provided on page 35 to page 37 a description of material effects of government regulations on our business and the effects such policies could have on our future operations.

Plan of Operation, page 36

39.	Please revise to provide a more specific description of your plan of operations for the next twelve months, discussing how you plan to become operational and begin to generate revenue. Your discussion should include the estimated expenses associated with to meet each of the objectives if you cannot receive funding.

Response: We have revised to provide a more specific description of our plan of operations for the next twelve months and discussed how we plan to become operational and begin to generate revenue. Our discussion has included the estimated expenses associated with to meet each of the objectives.

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40.	Please disclose the number of self-operated and franchise stores currently operating. Please also disclose how PRC laws and regulations requiring ownership of at least two self-operated storefronts for at least one year within China prior to franchise openings impacts your expansion timing into franchise stores. Finally, please disclose whether you plan to generate revenues from your website, mobile application and set-top boxes prior to the opening of franchise stores.

Response: We have disclosed on page 39 that we do not have any self-operated and the number of franchise stores currently operating. We have disclosed how PRC laws and regulations requiring ownership of at least two self-operated storefronts for at least one year within China prior to franchise openings impacts our expansion timing into franchise stores. We have also disclosed on page 39 that we intend to generate revenues from our website, mobile and set-top boxes prior to the opening of franchise stores.

Liquidity and Capital Resources, page 38

41.	Please disclose the amount of cash and cash equivalents held in US dollars and the amount of cash and cash equivalents held by foreign subsidiaries.

Response: We have disclosed the amount of cash and cash equivalents held in US dollars and the amount of cash and cash equivalents held by foreign subsidiaries.

42.	Please disclose how cash is transferred to your foreign subsidiaries and Zhongshan WINHA, and conversely, how earnings and cash are transferred from the PRC subsidiaries and Zhongshan WINHA to offshore companies.

Response: We have disclosed on page 41 how cash is transferred to your foreign subsidiaries and Zhongshan WINHA, and conversely, how earnings and cash are transferred from the PRC subsidiaries and Zhongshan WINHA to offshore companies.

43.	Please disclose restrictions that impact the ability to transfer cash within the corporate structure.

Response: We have disclosed restrictions that impact the ability to transfer cash within the corporate structure on page 41.

44.	Please discuss the nature of restrictions on your subsidiaries’ net assets, amount of those net assets, and the potential impact on the company’s liquidity.

Response: We have discussed the nature of restrictions on your subsidiaries’ net assets, amount of those net assets, and the potential impact on the company’s liquidity.

Item 15. Recent Sales of Unregistered Securities, page 72

45.	Please add your transactions with Albeck Financial Services, Inc. and Alta Capital Partners.

Response: The shares of the Company’s common stock that Albeck Financial Services, Inc. and Alta Capital Partners received as compensation for their consulting services were not issued by the Company. Rather, these shares were transferred from Ms. Chung Yan Winnie Lam out of shares that Ms. Lam holds. The shares that Albeck and Alta shall receive when the Company becomes quoted on the OTC Bulletin Board are also expected to be transferred from Ms. Lam out of the shares she holds.

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Signatures

46.	In addition to the signature of the Registrant, please separately provide the signature of the principal executive officer, principal financial officer, principal accounting officer and a majority of the board of directors or persons performing similar functions. Refer to Instruction 1 to the Signatures section to Form S-1.

Response: We provided in our initial filing the signature of the principal executive officer, principal financial officer, principal accounting officer and a majority of the board of directors. In this regard, Ms. Chung Yan Winnie Lam, the Company’s President, is our sole officer, and she acts as the Company’s principal executive officer, principal financial officer, principal accounting officer. Ms. Lam is also our sole director.

Financial Statements, page 45

WINHA International Group Limited and Subsidiaries Consolidated Balance Sheet, page 47

47.	Please report cumulative net losses with a descriptive caption such as deficit accumulated during the development stage in the stockholders’ equity section. This comment also applies to the balance sheet of Zhongshan WINHA. Refer to ASC 915-210-45-1.

Response: We have revised to report cumulative net losses with a descriptive caption such as deficit accumulated during the development stage in the stockholders’ equity section in our balance sheet and that of our variable interest entity, Zhongshan WINHA.

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WINHA International Group Limited and Subsidiaries Notes to Consolidated Financial

Statements, page 51

Note 3. Stockholders’ Equity, page 54

48.	Please provide a description of statutory and other reserves required by PRC regulations.

Response: We have provided a description of statutory and other reserves required by PRC regulations.

49.	Reference is made to Article III of your Articles of Incorporation filed at Exhibit 3.1. Please disclose your authorized preferred stock.

Response: We have disclosed our authorized preferred stock in our financial statements.

Note 5. Subsequent Event, page 55

50.	Please expand your disclosure here and in Note 6 to the financial statements of Zhongshan WINHA to provide a description of the length of the contractual arrangements, the renewal and termination provisions of the contractual arrangements, and how the contractual agreements grant you the power to direct significant activities and the right to the economic returns of the VIE.

Response: We have expanded our disclosure in Note 5 to our financial statement and in Note 6 to the financial statements of Zhongshan WINHA to provide a description of the length of the contractual arrangements, the renewal and termination provisions of the contractual arrangements, and how the contractual agreements grant us the power to direct significant activities and the right to the economic returns of the VIE.

Zhongshan WINHA Electronic Commerce Company Limited Notes to Financial Statements, page 62

51.	Reference is made to your brief discussion of a membership points program in the third full paragraph on page 28. Please explain this program to us in more detail and tell us your consideration of disclosing any related accounting policies.

Response: We have added explanation of this program and our related accounting policies on page 56 and 67.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chung Yan Winnie Lam
Chung Yan Winnie Lam
President

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